Airship AI Holdings, Inc.

8210 154th Ave NE

Redmond, WA  98052

April 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Airship AI Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 10, 2024
File No. 333-276932

Dear Ms. Krebs:

Airship AI Holdings, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 24, 2024, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed with the Commission on April 10, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 2 to Form S-1

Selling Securityholders, page 79

1.

Please refer to prior comment 6 where we requested disclosure of the potential profit the selling securityholders would earn based on the current trading price. In response, you disclosed two examples of potential profits. Please disclose the potential profit each selling securityholder would earn based on the current trading price, to the extent applicable.

RESPONSE: The Company has revised the disclosure on page 79 of Amendment No. 3 in response to the Staff’s comment.

***

We thank the Staff in advance for its review of the foregoing and Amendment No. 3. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Victor Huang
Victor Huang, Chief Executive Officer